BANCA POPOLARE DI LODI
LA PRIMA BANCA POPOLARE SORTA IN ITALIA

04 JAN -8 AM 7:21

To: **SEC Headquarters**
Office of International
Corporate Finance
Judiciary Plaza 450 Fifth Street
Washington DC 20549

Ns. Rif. Direzione di Gruppo
Affari Societari

Data January 5th , 2004

04012094

File n.°: 82-4855

SUPPL

Oggetto: **Press releases**

herewith enclosed, we send you the press releases concerning the following events concerning **Banca Popolare di Lodi** both italian versions and english translations: **Banca Popolare di Lodi's Consolidated Report at 09-30-03; Takeover Bid for Banca Popoalre di Cremona: final results; Extrord. Shareholders' Meeting Popolare di Cremona: conversion into join stock company; Extrord. Shareholders' Meeting Popolare di Lodi: Final Approval of Reorganisation Plan; Deeds' Official Registering of the Bipielle Group Reoprganisation Plan.**

Yours faithfully,

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

BANCA POPOLARE DI LODI
DIREZIONE DI GRUPPO
AFFARI SOCIETARI

Attachments:
- Press releases (5+5 files: original versions and english translations)

dlw 1/15

BANCA POPOLARE DI LODI S.c. a r.l. - Sede Centrale e Dir. Generale: 26900 Lodi, Via Polenghi Lombardo, 13
Cap. Soc. Euro 360.870.216,66 - Tel. 0371.580.111 (s.p.) - B.I.C.: BPAL IT ML - Reg. Imp. di Lodi n. 3
C. F. e P. IVA 00691360150 - Iscritta all'Albo delle Banche al n. 405.10
Aderente al "Fondo Interbancario di Tutela dei Depositi".

Press release

Deeds of the BPL Group reorganisation plan officially registered

Banco di Chiavari e della Riviera Ligure will take on the new name of Reti Bancarie Holding S.p.A. and will debut on the Stock Exchange on 2 January 2004

The merger and spin-off deeds signed on 28 December 2003 were officially registered today in the pertinent companies registers of Lodi, Lucca, Rome, Genoa and Cremona, thus completing the reorganisation of the BPL Group.
From 31 December 2003, registration will lead to Banco di Chiavari e della Riviera Ligure (**BCRL**) taking on a new name, **Reti Bancarie Holding S.p.A.**, a company that will continue to be listed on the Stock Exchange, being called upon to coordinate the activities of the network banks of the BPL Group (Cassa di Risparmio di Lucca, Cassa di Risparmi di Livorno, Cassa di Risparmio di Pisa, Banca Popolare di Crema, Banca Popolare di Mantova, Banca Caripe S.p.A., Banca Valori, Bipielle Suisse, Banca Popolare di Cremona and 20% of Cassa di Risparmio di Bolzano).

Reti Bancarie Holding S.p.A. will debut on the Stock Exchange on **2 January 2004**, joining not only the Parent Bank, Banca Popolare di Lodi (**BPL**), but also Bipielle Investimenti, listed from 1 November 2002, which operates in Investment Banking, with Efibanca and Banca Eurosistemi, in Consumer Banking, with Bipielle.Net, Bipielle Ducato, Bipielle Fondicri SGR and Bipielle Leasing, and in Estate Services, with Bipielle Real Estate.

The terms and conditions for exercising the BPL-BCRL warrants will remain the same as before the restructuring. The warrants will carry the right to sell at the original strike date not only BCRL shares, but also BPL and Reti Bancarie Holding S.p.A. (ex BCRL) shares, on the basis of the exchange ratio that governs the spin-off of BCRL to BPL.

Lodi, 30 December 2003

Comunicato stampa

Iscritti gli atti del progetto di ristrutturazione del Gruppo Bipielle

Il Banco di Chiavari e della Riviera Ligure assumerà la nuova denominazione di Reti Bancarie Holding S.p.A. e debutterà in Borsa il 2 gennaio 2004

A completamento del progetto di ristrutturazione del Gruppo Bipielle, nella giornata odierna sono stati iscritti nei competenti registri delle imprese di Lodi, Lucca, Roma, Genova e Cremona gli atti di fusione e scissione sottoscritti in data 28 dicembre 2003.
La registrazione degli atti porterà, con decorrenza 31 dicembre 2003, il Banco di Chiavari e della Riviera Ligure (**BCRL**) ad assumere la nuova denominazione di **Reti Bancarie Holding S.p.A.**, società che rimarrà quotata in Borsa e sarà chiamata a coordinare l'attivata delle banche rete del Gruppo Bipielle (Cassa di Risparmio di Lucca, Cassa di Risparmi di Livorno, Cassa di Risparmio di Pisa, Banca Popolare di Crema, Banca Popolare di Mantova, Banca Caripe S.p.A., Banca Valori, Bipielle Suisse, Banca Popolare di Cremona e il 20% della Cassa di Risparmio di Bolzano).

Reti Bancarie Holding S.p.A. debutterà in Borsa il **2 gennaio 2004** e andrà ad affiancare, oltre alla Capogruppo Banca Popolare di Lodi (**BPL**), Bipielle Investimenti, società quotata dal 1° novembre 2002, attiva nell'*Investment Banking*, con Efibanca e Banca Eurosistemi, nel *Consumer Banking*, con Bipielle.Net, Bipielle Ducato, Bipielle Fondicri SGR e Bipielle Leasing e nell'*Estate Services,* con Bipielle Real Estate.

Ad esito della ristrutturazione, modalità e termini di esercizio del warrant BPL-BCRL rimarranno invariati. Il warrant attribuirà al portatore il diritto di vendere, alla data di esercizio prevista dal regolamento originario, non più solo azioni BCRL, bensì azioni BPL e Reti Bancarie Holding S.p.A. (già BCRL) sulla base del rapporto di scambio che governa la scissione di BCRL a favore di BPL.

Lodi, 30 dicembre 2003

EXTRAORDINARY AND ORDINARY SHAREHOLDERS' MEETING

Final go-ahead from the shareholders of Banca Popolare di Lodi for the Group reorganisation plan

Reti Bancarie Holding S.p.A. created

A unanimous vote by the extraordinary shareholders' meeting of Banca Popolare di Lodi, which met today under the chairmanship of Giovanni Benevento at second calling, completed the authorisation procedure for the reorganisation of the BPL Group, already announced to the market on 12 September and approved by the shareholders of Bipielle Investimenti and Banco di Chiavari.

The new Group structure, which will be introduced, as far as possible, from 1 January 2004, will make it possible to benefit from significant economic and organisational synergies between the various parts of the Group, raising operational efficiency and emphasizing the policies of cross selling between the product companies and the distribution network.

The resolutions passed by the shareholders' meeting will allow BPL to consolidate its control of the Group's two subholding companies, namely Bipielle Investimenti, listed on the Stock Exchange since 1 November 2002, which has been delegated the task of coordinating the business units involved in investment banking, customer banking and real estate services; and Reti Bancarie Holding S.p.A., due to make its debut on the screen-traded equities market (MTA) on completion of the project, which will coordinate the Group's network banks.

At the extraordinary meeting, the shareholders of Banca Popolare di Lodi specifically approved:

- the plan for a partial, proportional spin-off of Banco di Chiavari to Banca Popolare di Lodi, with Banca Popolare di Lodi increasing its capital as a result by up to 27,000,000 euro by issuing up to 9,000,000 ordinary shares of par value 3.00 euro each, to be assigned in exchange to the shareholders of Banco di Chiavari;
- the plan for a partial proportion spin-off of Bipielle Investimenti to Banca Popolare di Lodi and Banco di Chiavari, transferring to Banca Popolare di Lodi a series of assets and liabilities consisting of: equity investments in Efibanca, Bipielle.net, B2Bipielle and Bipielle Santander Central Hispano SIM, subordinated liabilities, bonds, liquidity and derivative contracts, as detailed in the spin-off project, with Banca Popolare di Lodi increasing its capital as a result by up to 60,000,000 euro, by issuing up to 20,000,000 ordinary shares of par value 3.00 euro each, to be assigned in exchange to the shareholders of Bipielle Investimenti;
- the plan for Efibanca and Banca Bipielle.net to merge with Banca Popolare di Lodi, leading to an increase in capital by the merging company of up to 30,000,000 euro, by issuing up to 10,000,000 ordinary shares of par value 3.00 euro each, of which:
  - up to 25,500,000 euro by issuing up to 8,500,000 shares of par value 3.00 euro each, to be assigned in exchange to the shareholders of Efibanca;
  - up to 4,500,000 euro by issuing up to 1,500,000 shares of par value 3.00 euro each, to be assigned in exchange to the shareholders of Bipielle.net;
- the plan to merge the subsidiaries B2Bipielle and Bipielle Santander Central Hispano SIM with Banca Popolare di Lodi.

At the ordinary meeting, the shareholders approved the proposal to buy back own shares to service the Bipielle - BCRL put warrants issued on 11 April 2003 and listed on the MTA since 27 July 2003.

Lodi, 5 December 2003

BANCA POPOLARE DI LODI LA PRIMA BANCA POPOLARE SORTA IN ITALIA

GRUPPO BIPIELLE

ASSEMBLEA STRAORDINARIA E ORDINARIA DEI SOCI

Via libera finale dei Soci della Popolare di Lodi al progetto di riorganizzazione del Gruppo

Nasce Reti Bancarie Holding S.p.A.

Con il voto unanime dell'Assemblea Straordinaria dei Soci della Banca Popolare di Lodi, riunita oggi in seconda convocazione sotto la presidenza di Giovanni Benevento, si conclude l'iter deliberativo del progetto di ristrutturazione del Gruppo Bipielle, già comunicato al mercato lo scorso 12 settembre ed approvato dagli azionisti di Bipielle Investimenti e del Banco di Chiavari.

La nuova configurazione societaria, che si determinerà per quanto possibile con il 1° gennaio 2004, consentirà di beneficiare di significative sinergie economiche e organizzative tra le diverse articolazioni del Gruppo, incrementando l'efficienza gestionale e accentuando le politiche di *cross selling* tra le società prodotto e la rete distributiva.

Le delibere assunte dall'Assemblea permetteranno alla Bipielle di consolidare il controllo delle due subholding di gruppo: Bipielle Investimenti, quotata in Borsa dal 1° novembre 2002, demandata al coordinamento delle business units *investment banking, customer banking* e *real estate services*; Reti Bancarie Holding S.p.A., che debutterà sul MTA al completamento del progetto, con il ruolo di coordinamento delle banche – rete del Gruppo.

In particolare, con riferimento alla parte straordinaria, i Soci della Popolare di Lodi hanno approvato:

- il progetto di scissione parziale proporzionale del Banco di Chiavari a favore di Banca Popolare di Lodi, con conseguente aumento di capitale della Popolare di Lodi per massimi euro 27.000.000,00, mediante emissione di massimo n. 9.000.000 di azioni ordinarie del valore nominale di 3,00 euro ciascuna, da attribuire in concambio agli azionisti di Banco di Chiavari;
- il progetto di scissione parziale proporzionale di Bipielle Investimenti a favore della Popolare di Lodi e del Banco di Chiavari, con trasferimento a favore di Banca Popolare di Lodi di un compendio patrimoniale composto da: partecipazioni in Efibanca, Bipielle.net, B2Bipielle e Bipielle Santander Central Hispano SIM, passività subordinate, prestiti obbligazionari, liquidità e contratti derivati, nella consistenza patrimoniale descritta nel progetto di scissione, con conseguente aumento di capitale di Banca Popolare di Lodi per massimi euro 60.000.000,00, mediante emissione di massimo n. 20.000.000 di azioni ordinarie del valore nominale di 3,00 euro cadauna, da attribuire in concambio agli azionisti di Bipielle Investimenti;
- il progetto di fusione per incorporazione di Efibanca e Banca Bipielle.net nella Popolare di Lodi, con conseguente aumento di capitale dell'incorporante per massimi euro 30.000.000,00, mediante emissione di massimo n. 10.000.000 di azioni ordinarie del valore nominale di 3,00 euro ciascuna, di cui:
  - massimi euro 25.500.000,00, mediante emissione di massime n. 8.500.000 azioni del valore nominale di 3,00 euro ciascuna, da attribuire in concambio agli azionisti di Efibanca;
  - massimi euro 4.500.000,00, mediante emissione di massime n. 1.500.000 azioni del valore nominale di 3,00 euro ciascuna, da attribuire in concambio agli azionisti di Bipielle.net;
- il progetto di fusione per incorporazione delle controllate B2Bipielle e Bipielle Santander Central Hispano SIM nella Popolare di Lodi.

Con riferimento alla parte ordinaria, i Soci hanno approvato la proposta di acquisto e dismissione di azioni proprie, a servizio dell'esercizio del "Warrant Put Bipielle – BCRL" emesso lo scorso 11 aprile e quotato sul MTA dal 27 luglio 2003.

Lodi, 5 dicembre 2003

Press release

Extraordinary Shareholders' Meeting of Banca Popolare di Cremona:

approval given for conversion into joint-stock company and subsequent entry into the BPL Group

The extraordinary shareholders' meeting of **Banca Popolare di Cremona S.c.a r.l.**., held at the exhibition pavilion of the Cremona Trade Fair, today authorised the bank's transformation from a limited liability cooperative to a joint-stock company. This entails the adoption of new articles of association, an indispensable step to allow it to joint the BPL Group.

The meeting, which to change corporate status required a quorum in person or by proxy of at least 1/10 of the shareholders (1,128) and a vote in favour of at least two thirds of the participants, was attended by 1,981 shareholders who voted on the one point on the agenda, which definitively laid down the terms of the strategic alliance between Banca Popolare di Cremona and Banca Popolare di Lodi.

The meeting voted more or unanimously, with 1,975 votes in favour, 5 against and one abstention, to authorise the conversion of Banca Popolare di Cremona S.c.a r.l. into a joint-stock company and its subsequent entry into the BPL Group.

This decision by the shareholders comes one week after the end of the takeover bid launched by Banca Popolare di Lodi for the entire share capital of Banca Popolare di Cremona, which was closed on 21 November last, with a take-up of 95%.

The conclusion of this operation is now subject to fulfillment of the last condition, which entails the shareholders' resolution first being approved by the Bank of Italy in accordance with Heading III, Chapter 1, Section II, Paragraph. 1.1 of the Supervisory Instructions, and then recorded in the Cremona Companies' Register.

Settlement of the bid will take place on the fifth Stock Exchange business day following registration of the resolution.

The strategic alliance between Banca Popolare di Cremona and Banca Popolare di Lodi will bring about the creation of one of the most important banking hubs in Lombardy, with a sales network of **around 300 branches** and market leadership in the business districts based in and around the provinces of Cremona and Lodi.

According to data available as of 30 September 2003, Banca Popolare di Cremona has **total financial assets held on behalf of customers** of 2,959.4 million euro, thanks to **indirect deposits** of 1,729.2 million euro and **direct deposits** of 1,230.2 million euro. The net profit for the first nine months of 2003 comes to 9.5 million euro.

Banca Popolare di Cremona was founded in August 1865 and is the "historical" credit institution in the province of Cremona. In recent years, it has not only reinforced its presence in the province of Cremona, but also extended its operations to the provinces of Bergamo, Brescia, Milan, Mantua, Verona, Parma, Piacenza and Rome. Its operational structure consists of **556 employees** and **73 branches,** which, without any geographical overlap, will supplement the commercial network of the BPL Group; the BPL Group will then have **8,893 employees** and **928 branches**, though this total is due to exceed 1,000 under the **2004 Branch Plan,** which will lead to the opening of **80 new branches** all over Italy.

Cremona Lodi, 29 November 2003

BANCA POPOLARE DI CREMONA
The Chairman
Carlo Gosi

BANCA POPOLARE DI LODI
The Chairman
Giovanni Benevento

FILE N. 82 - 4855

BANCA POPOLARE DI LODI
LA PRIMA BANCA POPOLARE SORTA IN ITALIA

Comunicato stampa

Assemblea Straordinaria dei Soci della Banca Popolare di Cremona:

approvata la trasformazione in S.p.A. e il conseguente ingresso nel Gruppo Bipielle

L'assemblea straordinaria dei Soci della **Banca Popolare di Cremona S.c.a.rl.**, tenutasi presso il padiglione espositivo della Fiera di Cremona, ha deliberato oggi la trasformazione dell'istituto da Società cooperativa a responsabilità limitata a Società per azioni e la conseguente adozione del nuovo Statuto sociale, condizione indispensabile per decretarne l'ingresso nel Gruppo Bipielle,

L'assemblea - che in merito al cambiamento della forma sociale richiedeva la presenza in proprio o per delega di almeno 1/10 dei soci pari a 1.128 e il voto favorevole di almeno due terzi dei presenti - ha visto la partecipazione di 1.981 soci che si sono espressi sull'unico punto all'ordine del giorno che ha sancito definitivamente i termini dell'alleanza strategica tra la Banca Popolare di Cremona e la Banca Popolare di Lodi.

Pressoché all'unanimità, con 1.975 voti a favore, 5 contrari e un astenuto l'Assemblea dei Soci ha deliberato la trasformazione della Banca Popolare di Cremona S.c.ar.l. in Società per Azioni ed il conseguente ingresso nel Gruppo Bipielle.

Il pronunciamento dell'Assemblea è arrivato a distanza di una settimana dalla conclusione dell'offerta pubblica di acquisto e scambio lanciata dalla Banca Popolare di Lodi sull'intero capitale della Banca Popolare di Cremona, conclusasi lo scorso 21 novembre con un'adesione del 95%.

La conclusione dell'operazione è ora subordinata al verificarsi dell'ultima condizione che prevede che la delibera assembleare, previo preventivo accertamento della Banca d'Italia ai sensi del Tit. III, Cap. 1, Sez. II, Par. 1.1 delle Istruzioni di Vigilanza, venga iscritta nel registro delle imprese di Cremona.

Il regolamento dell'offerta avverrà il quinto giorno di Borsa aperta successivo all'iscrizione della delibera.

L'alleanza strategica tra la Banca Popolare di Cremona e la Banca Popolare di Lodi porterà alla nascita di uno dei più importanti poli bancari della Lombardia, con una rete di vendita di **circa 300 filiali** e la *leadership* di mercato nei distretti economici che gravitano intorno alle province di Cremona e Lodi.

La Banca Popolare di Cremona detiene, secondo i dati riferiti al 30 settembre 2003, **attività finanziarie complessive per conto della clientela** pari a 2.959,4 milioni di euro, grazie a una **raccolta indiretta** di 1.729,2 milioni di euro e una **raccolta diretta** di 1.230,2 milioni di euro. L'utile netto dei primi nove mesi del 2003 si è attestato a 9,5 milioni di euro.

Costituita nell'agosto del 1865, la Banca Popolare di Cremona è l'istituto di credito "storico" della provincia di Cremona. Negli ultimi anni, oltre a rafforzare la propria presenza sul territorio cremonese, ha esteso l'operatività anche alle province di Bergamo, Brescia, Milano, Mantova, Verona, Parma, Piacenza e Roma. L'istituto cremonese dispone di una struttura operativa composta da **556 dipendenti** e **73 sportelli,** che andranno ad integrarsi, senza alcuna sovrapposizione geografica, con la rete commerciale del Gruppo Bipielle che disporrà complessivamente di **8.893 dipendenti** e **928 filiali**, destinate però a superare quota 1.000 con il **Piano Sportelli 2004,** che porterà all'attivazione di **80 nuove filiali** distribuite su tutto il territorio nazionale.

Cremona - Lodi, 29 novembre 2003

BANCA POPOLARE DI CREMONA	**BANCA POPOLARE DI LODI**
Il Presidente	**Il Presidente**
Carlo Gosi	**Giovanni Benevento**

Press release

Takeover bid for Banca Popolare di Cremona completed with a take-up of 95%.

29 November 2003: Shareholders' meeting of Banca Popolare di Cremona called to authorise conversion into a joint-stock company.

The voluntary takeover bid launched by Banca Popolare di Lodi for all 33,585,526 ordinary shares of Banca Popolare di Cremona S.c.ar.l. at a price of 20 euro per share, pursuant to articles 102 and 106. 4 of D.lgs 58/98, was concluded today with a **take-up of 95%** (barring a recount, though this would have no effect on the irrevocable nature of the deal).

Since the start of the Bid (20 October 2003), which was aimed at all of the shareholders, 31,842,912 ordinary shares have been handed in. They represent 94.811% of the shares involved in the operation, which will be paid as follows: **33.50% in cash**, **33.25% in newly issued shares of Banca Popolare di Lodi** and **33.25% in bonds issued by Banca Popolare di Lodi**.

In addition, requests for the assignment of 105,147 Bipielle - Banca Popolare di Cremona put warrants have been received; these reflect an equivalent number of shares that have accepted the Bid offer and represent 0.6% of the total number of warrants that could be issued.

The definitive take-up figure, including warrants, will be communicated, as laid down in the bid prospectus, by the end of the second Stock Exchange business day after closure of the Bid, in other words 25 November.

The validity of the bid, which by contract was subject to achieving a take-up that allowed the bidder to hold at least 51% of the target's share capital, now depends on the following two conditions being fulfilled.

a) the extraordinary shareholders' meeting of Banca Popolare di Cremona, due to meet at second calling next Saturday **29 November**, has to approve the bank's transformation into a joint-stock company and the adoption of new articles of association in compliance with the new corporate structure laid down in the letter of intent signed by the two parties;
b) the shareholders' resolution has to be checked by the Bank of Italy and then recorded in the companies' register.
Settlement of the bid will take place on the fifth Stock Exchange business day following registration of the resolution.

Given that the threshold of 90% has been exceeded, if the above conditions are fulfilled, Banca Popolare di Lodi will launch a residual takeover bid for the remaining shares of Banca Popolare di Cremona in accordance with current regulations.
In addition, based on the bid results and assuming once again that the above conditions are fulfilled, the BPL-BPCR put warrants will be issued but not listed.

Lodi, 21 November 2003

BANCA POPOLARE DI LODI
LA PRIMA BANCA POPOLARE SORTA IN ITALIA
GRUPPO BIPIELLE

Comunicato stampa

Conclusa l'Opas sulla Banca Popolare di Cremona Adesioni pari al 95%

29 novembre 2003: convocata l'Assemblea della Popolare di Cremona per deliberare la trasformazione in S.p.A.

Si è conclusa oggi con **un'adesione pari al 94,811%** (salvo eventuale rettifica del conteggio, peraltro irrilevante ai fini dell'irrevocabilità dell'operazione) l'Offerta Pubblica di Acquisto e Scambio (Opas) totalitaria e volontaria, ai sensi degli artt. 102 e 106, 4° comma D.Lgs 58/98, lanciata dalla Banca Popolare di Lodi sull'intero capitale della Banca Popolare di Cremona S.c.ar.l. rappresentato da n. 33.585.526 azioni ordinarie, al prezzo di 20 euro per azione.

Dall'inizio dell'Offerta (20 ottobre 2003), rivolta a tutti gli azionisti, sono state consegnate n. 31.842.912 azioni ordinarie pari al 94,811% dei titoli oggetto dell'operazione, il cui corrispettivo verrà corrisposto per il **33,50% in contanti**, per il **33,25% in azioni Banca Popolare di Lodi** di nuova emissione e per il **33,25% in obbligazioni emesse dalla Banca Popolare di Lodi**.

Inoltre, sono state presentate richieste di attribuzione di n. 105.147 warrant put Bipielle - Banca Popolare di Cremona corrispondenti ad altrettante azioni apportate in adesione pari allo 0,6% del numero totale di warrant oggetto di possibile emissione.

Il dato definitivo relativo alle adesioni pervenute, anche con riferimento ai warrant richiesti, verrà comunicato, come prescritto nel prospetto informativo dell'Opas, entro il secondo giorno di Borsa aperta successivo alla chiusura dell'offerta e pertanto il prossimo 25 novembre.

La validità dell'offerta, che era contrattualmente soggetta al raggiungimento di un'adesione tale da consentire all'offerente di detenere almeno il 51% del capitale sociale dell'emittente, è ora subordinata al verificarsi delle ultime due condizioni:

a) che, l'assemblea straordinaria della Banca Popolare di Cremona, chiamata a riunirsi in seconda convocazione il prossimo sabato **29 novembre**, approvi la trasformazione in società per azioni, nonché l'adozione di un nuovo statuto, in conformità al nuovo assetto societario stabilito nel protocollo d'intesa sottoscritto;
b) che la delibera assembleare, previo accertamento della Banca d'Italia, venga iscritta nel registro delle imprese.
Il regolamento dell'offerta avverrà il quinto giorno di Borsa aperta successivo all'iscrizione della delibera.

Stante il superamento della soglia del 90%, se si verificheranno le condizioni sospensive indicate, la Banca Popolare di Lodi proporrà un'offerta pubblica d'acquisto residuale sul capitale restante della Banca Popolare di Cremona ai sensi della normativa vigente.
Inoltre, sulla base dei dati dell'offerta, sempre se si verificheranno le suddette condizioni, i warrant put Bipielle-BPCR verranno emessi, ma non quotati.

Lodi, 21 novembre 2003

BANCA POPOLARE DI LODI

04 JAN -8 AM 7:21

Consolidated report at 30 September 2003

Strong growth in earnings for the BPL Group
Net profit quadrupled to 72.0 mn. Euro (+311.32%)

- **profit from ordinary operations** - Euro 233.8 mn **(+119.63%)**
- **income from banking activities** - Euro 1,135.9 mn. **(+17.56%)**
- **income from services** - Euro 476.9 mn **(+43.20%)**
- **operating profit** - Euro 523.7 mn. **(+44.61%)**
- **total customer funds under administration** - Euro 56,593 mn. **(+9.00%)**
- **cost/income ratio of 53.89%**

BPL Group heading for its target of 1000 branches

Go-ahead for the Branch Plan 2004
Plans to open 80 new branches

The Board of Directors of Banca Popolare di Lodi under the chairmanship of Giovanni Benevento today approved the third quarter 2003 results; it also gave the go-ahead to the **Branch Plan 2004** which envisages the opening of **80 new branches** throughout Italy. This project will, on the one hand, allow the BPL Group to expand its presence into new parts of the country that are of considerable strategic interest while, on the other, it will help consolidate the roots that BPL has put down in the areas already covered so as to strengthen the role of the network banks, reinforcing customer contact as a result.
The Branch Plan as presented to the Bank of Italy provides for a greater presence in the cities of **Turin, Milan, Rome, Bologna** and **Naples** and surrounding areas, as well as in other large towns such as Trieste, Bergamo, Cuneo, Frosinone, Latina and Ancona.
This branch reinforcement plan has an obvious point of convergence with the Group's restructuring plan, which is proceeding according to schedule, with shareholders' meetings due to be held on 4 and 5 December 2003 to incorporate and list **Reti Bancarie Holding S.p.A.**
Opening another 80 branches, together with the present aggregation of **Banca Popolare di Cremona** with its network of 72 branches, will allow the BPL Group to exceed a total of **1000 branches**.

*** *** ***

The figures for the first nine months of 2003 confirm the excellent growth trend already seen in the first half of the year, thanks to a considerable increase in earnings from traditional banking activities.
The BPL Group has in fact achieved a **consolidated net profit of 72.0 million** euro, almost three times the pro-forma figure of 27.2 million euro made in the whole of 2002.
This remarkable increase in profitability has once again been sustained by the excellent results achieved by the network banks, starting with the Parent Bank, Banca Popolare di Lodi, together with the positive effects of last year's reorganisation with the creation of **Bipielle Retail** and **Bipielle Investimenti**, which have focused their activities in specific areas of business, raising their efficiency and profitability.

Helped by a careful policy of cost containment, the successful implementation of the processes of integration and coordination of the banks that have joined the Group has made a key contribution towards further improving the consolidated results, which, on a comparable basis with the pro-forma figures at 30 September 2002, report a significant increase in all the main income statement items from **net interest income**, coming in at 659.0 million euro (+4.08%) to **net commissions** rising to 256.6 million euro (+10.38%).
Even though market conditions are still unfavourable, income from services reaches 476.9 million euro (+43.20% on 30 September 2002), while income from banking activities comes to 1,135.9 million euro (+17.56%).
The growth in margins has been accompanied by a considerable improvement in the quality of revenues, as the ratio between net non-performing loans and total loans has decreased by over 1% (from 1.87% at 30 September 2002 to 0.75% now).

The **operating profit** once again shows a particularly positive performance coming in at 523.7 million euro (+44.61%), thanks to the containment of **operating expenses** which have risen by only 1.34%. Even lower is the growth in personnel expenses, which have remained in line with 30 September 2002 (+0.23%) despite the effects of contractual pay rises.
The rise in the Group's efficiency is yet again confirmed by the cost/income ratio which is showing a substantial improvement, declining by almost 9 percentage points, going from 62.52% at 30 September 2002 to the current level of 53.89%.
The profit from ordinary operations is twice what it was in the same period last year, rising from 106.5 million euro to 233.8 million euro (+119.63%).
Even higher is the increase in **net profit** at four times the previous figure, coming in at **72.0 million euro** compared with 17.5 million euro at 30 September 2002 (+311.32%).

CONSOLIDATED INCOME STATEMENT

Amounts in millions of Euro			
	30.09.03	**30.09.02 PF**	**Change**
Net interest income	659.0 Euro	633.2 Euro	+4.08%
Income from services	476.9 Euro	333.0 Euro	+43.20%
Income from banking activities	1,135.9 Euro	966.2 Euro	+17.56%
Operating profit	523.7 Euro	362.2 Euro	+44.61%
Profit from ordinary operations	233.8 Euro	106.5 Euro	+119.63%
Net profit	72.0 Euro	17.5 Euro	+311.32%

Turning to the balance sheet, the BPL Group has improved all of the main aggregates, with direct deposits from customers rising to 26,288 million euro, an increase of 6.77% on 30 September 2002, and indirect customer deposits coming in at 29,712 million euro for growth of 10.11%. **Asset management** now handles funds totalling 16,576 million euro with progress of 12.25%, thanks to the growth in portfolio management (+22.28%), mutual funds (+4.93%) and insurance products (+21.70%). **Customer funds under administration** total 56,593 million euro (+9.00%).
Items worth highlighting in customer loans include overdrafts (+11.39%) and mortgage loans (+5.40%). Total **cash loans and endorsement credits** come to 25,737 million euro, an increase of 2.74% while the level of risk remains particularly low.
At 30 September 2003, the **ratio of net non-performing loans/total loans** was 0.75% compared with 1.87% this time last year.
Shareholders' equity amounts to 2,526 million euro, compared with 1,737 million euro at 30 September 2002 (+45.40%), following the rights issue completed in May 2003 with a 100 % take-up, for a total of 791 million euro.

CONSOLIDATED BALANCE SHEET

Amounts in millions of Euro			
	30.09.03	**30.09.02 PF**	**Change**
Total assets	38,414 Euro	38,161 Euro	+0.66%
Direct deposits	26,288 Euro	24,621 Euro	+6.77%
Indirect deposits	29,712 Euro	26,983 Euro	+10.11%
Asset management	16,576 Euro	14,767 Euro	+12.25%
Cash loans and endorsement credits	25,737 Euro	25,050 Euro	+2.74%
Shareholders' equity	2,526 Euro	1,737 Euro	+45.40%

Operational structure: heading for the target of 1000 branches

The operational structure of the BPL Group was further strengthened during the first 9 months of 2003, thanks to the opening of new branches and the entry into the scope of consolidation of Banco di Chiavari e della Riviera Ligure. This raised the number of branches from 727 branches at 31 December 2002 to the present level of 807, which will rise to **854** once Banca Caripe S.p.A. is consolidated. The number of employees has fallen to 7,907 from 7,960 at 30 June 2002. The number of financial advisors has risen as a result of new recruits to 733 compared with 727 at 30 June 2003.

BANCA POPOLARE DI LODI

Statutory financial statements at 30 September 2003

BANCA POPOLARE DI LODI

Net profit of Euro 113.0 mn (+52.97%)
Profit from ordinary operations of Euro 174.0 mn. (+64.80%)

- **net interest income** - Euro 352.6 mn **(+11.30%)**
- **income from services** - Euro 193.7 mn **(+130.51%)**
- **operating profit** - Euro 290.5 mn. **(+52.93%)**

- **total assets** – Euro 22,410 mn. **(+13.91%)**
- **total loans** - Euro 10,466 mn. **(+11.53%)**
- **Cost/income Ratio 46.83%**

Banca Popolare di Lodi confirms an excellent level of operational and earnings growth in third quarter 2003, making a major contribution to the consolidated result. The figures at 30 September 2003 show a **net profit** of 113.0 million euro, an increase of 52.97% on the same period last year.

The Parent Bank's excellent performance is reflected in all of the main income statement items, with particular reference to ordinary operations which have proved once again that they are the key element in profit creation.
Net interest income comes to 352.6 million euro (+11.30%), while **net commissions** have risen to 86.7 million euro (+17.54%).
Particularly significant is the rise in **income from services** which grows to 193.7 million euro (+ 130.51%), in the same way as **income from banking activities** which comes to 546.3 million euro (+36.29%).
Operating profit comes to 290.5 million euro, +52.93%. Increased efficiency at the Parent Bank is reflected in the **cost/income ratio** which has fallen by almost six percentage points, coming in at 46.83% compared with 52.62% at 30 September 2002.

Profit from ordinary operations comes to 174.0 million euro, versus 105.6 million euro in the first nine months of 2002 (+64.80%), leading to a **net profit** of **113.0 million** euro, compared with 73.9 million euro at 30 September 2002 (+52.97%).

In the balance sheet, **total assets** have reached 22.4 billion euro (+13.91%). Direct deposits from customers amount to 12.4 billion euro with an increase of 13.57%, while indirect deposits come to 8.8 billion euro, growth of 11.29%, helped by the recovery in asset management with funds rising to 3.2 billion euro, +28.99%, thanks to the growth in portfolio management (+5.22%), mutual funds (+36.50%) and insurance products (+140.68%).
The grand total of funds under administration comes to 42.5 billion euro (+20.52%).
Total **cash loans and endorsement credits** exceed 10 billion euro (+11.53%) thanks to the positive trend in overdrafts (+5.96%), loans (+6.82%), repurchase agreements (+38.84%) and mortgage loans (+20.23%).

Lodi, 12 November 2003

BANCA POPOLARE DI LODI

Main events of the BPL Group in 2003

- **January 2003**

The BPL Group raises its stake in Banca Caripe SpA to 51%
Banca Caripe SpA, formalises an agreement to buy a further 21% of the share capital from the Fondazione Caripe. This deal will allow the BPL Group to raise its stake in the Abruzzo bank to 51%. The latter has a network of 46 branches in the provinces of Pescara, Chieti, Teramo, L'Aquila and Ascoli Piceno.

- **February 2003**

20% of Cassa di Risparmio di Bolzano acquired
Banca Popolare di Lodi and Fondazione Cassa di Risparmio di Bolzano sign an agreement under which the BPL Group acquires 20% of Cassa di Risparmio di Bolzano, for a total investment of 363 million euro, paid 50% in cash and 50% in shares and bonds of the BPL Group. This agreement allows Banca Popolare di Lodi to further strengthen its partnership with Cassa di Risparmio di Bolzano, which already distributes BPL Group products through its own 82 branch sales network.

- **March 2003**

Shareholders' meeting approves an increase in capital of more than 2 billion euro
An extraordinary shareholders' meeting approves a recapitalisation worth more than 2 billion euro to give the Group solid bases to continue growing and to consolidate its position among the top 10 banking hubs. This operation will be carried out by means of a rights issue reserved for shareholders for a total of 791 million euro, an increase in capital reserved for institutional shareholders for a minimum of more than 400 million euro and a convertible bond loan of 1 billion euro.

- **April 2003**

Bipielle Retail stake in Banco di Chiavari e della Riviera Ligure rises to 91.24%
Having acquired 69.62% of Banco di Chiavari e della Riviera Ligure from Banca Intesa, the BPL Group launched a takeover bid for the other 30.38% through its subsidiary, Bipielle Retail. As a result, Bipielle Retail now holds 91.24% of Banco di Chiavari.

Rights issue: 100% take-up
The increase in capital offered under option to holders of Banca Popolare di Lodi shares and bonds led to the subscription of 90,394,950 shares (100% of those on offer) for a total of 791 million euro. This result is even more significant considering that it was achieved without any underwriting syndicate, solely through the efforts of the BPL Group's sales network.

Partnership agreement signed with Banca Popolare di Cremona
The Boards of Directors of Banca Popolare di Lodi and Banca Popolare di Cremona unanimously approved the letter of intent establishing the terms of the strategic alliance between the two banks, initiating the process of amalgamating BPCR with the BPL Group.
Thanks to the distinct skills that each of the partners can offer, the strategic alliance between Banca Popolare di Cremona and Banca Popolare di Lodi will bring about the creation of one of the most important banking groups in Lombardy. The agreement signed with the Cremona bank will give the BPL Group a distribution network of around 930 branches, 300 of them in Lombardy.

BANCA POPOLARE DI LODI

- **September 2003**

The plan that will lead to the creation of Reti Bancarie Holding S.p.A. has been given the go-ahead.
The Board of Directors of Banca Popolare di Lodi, and, for matters specifically concerning them, the Boards of Directors of Bipielle Investimenti and Banco di Chiavari e della Riviera Ligure approved a corporate reorganisation and Group restructuring plan to boost even further the efficiency, competitiveness and profitability of the BPL Group. The new plan is a natural and coherent evolution of the reorganisation that in 2002 led to the incorporation of Bipielle Retail and Bipielle Investimenti.
The restructuring will consist of a series of concentrations and reorganisations, which will lead to the birth of a new listed company called Reti Bancarie Holding S.p.A. (formerly Banco di Chiavari e della Riviera Ligure).

Shareholders' meeting: Go-ahead given to the increase in capital to service the takeover bid for Banca Popolare di Cremona.
The extraordinary and ordinary shareholders' meeting of Banca Popolare di Lodi approved the plan to merge the subsidiaries Banca Bipielle Adriatico S.p.A., Banca Popolare del Trentino S.p.A. and Bipielle Partecipazioni S.p.A. with Banca Popolare di Lodi. The meeting also approved the increase in capital to service the takeover bid for 100% of Banca Popolare di Cremona, for a maximum nominal amount of Euro 65,663,061 by issuing up to 21,887,687 Banca Popolare di Lodi shares in exchange for the contribution of up to 11,167,187 Banca Popolare di Cremona shares, representing 33.25% of its share capital (payment of the remaining 67.75% of Banca Popolare di Cremona's share capital will be settled 33.5% in cash and 33.25% in bonds).

Relazione Consolidata al 30 settembre 2003

Profitti in sensibile crescita per il Gruppo Bipielle
Utile netto triplicato 72,0 mln. Euro (+311,32%)

- **utile attività ordinarie** - Euro 233,8 mln. **(+119,63%)**
- **margine d'intermediazione** - Euro 1.135,9 mln. **(+17,56%)**
- **margine da servizi** - Euro 476,9 mln. **(+43,20%)**
- **risultato di gestione** - Euro 523,7 mln. **(+44,61%)**
- **totale massa amministrata** - Euro 56.593 mln. **(+9,00%)**
- **Cost-Income al 53,89%**

Il Gruppo Bipielle verso il traguardo dei 1000 sportelli

Via libera al piano sportelli 2004
Prevista l'attivazione di 80 nuove filiali

Il Consiglio di Amministrazione della Banca Popolare di Lodi, presieduto dal dottor Giovanni Benevento, ha approvato nella seduta di oggi i risultati del terzo trimestre 2003 e ha dato attuazione al **Piano Sportelli 2004** che prevede l'attivazione di **80 nuove filiali** distribuite su tutto il territorio nazionale. Il progetto consentirà da un lato di estendere la presenza del Gruppo Bipielle in nuove zone geografiche con una forte valenza strategica e dall'altro di consolidare il radicamento territoriale in aree in parte già presidiate al fine di potenziare il ruolo delle banche reti, rafforzando conseguentemente il contatto con la clientela.
Il piano sportelli, presentato alla Banca d'Italia, prevede l'intensificazione del presidio delle città di **Torino, Milano, Roma, Bologna** e **Napoli** e delle relative zone limitrofe, nonché di altri comuni di grandi dimensioni come Trieste, Bergamo, Cuneo, Frosinone, Latina e Ancona.
Il progetto di rafforzamento della rete registra un evidente punto di convergenza con il piano di ristrutturazione del Gruppo che procede secondo i programmi prestabiliti e prevede per il 4 e 5 dicembre 2003 lo svolgimento delle Assemblee che condurranno alla costituzione e quotazione di **Reti Bancarie Holding S.p.A.**
L'apertura di 80 filiali, unitamente al piano di aggregazione attualmente in corso della **Banca Popolare di Cremona** che dispone di una rete di 72 filiali, consentirà al Gruppo Bipielle di superare quota **1000 filiali.**

*** *** ***

I dati dei primi 9 mesi del 2003 confermano l'eccellente trend di sviluppo già evidenziato nell'arco del primo semestre 2003 grazie a un sensibile incremento dei profitti provenienti dall'attività bancaria tradizionale.
Il Gruppo Bipielle registra infatti a livello consolidato un **utile netto pari a 72,0 milioni** di euro, che risulta triplicato rispetto al dato pro-formato di 27,2 milioni di euro ottenuto nel corso dell'intero esercizio 2002.
Il ragguardevole incremento della redditività è sostenuto ancora una volta dagli eccellenti risultati conseguiti dalle banche reti, a partire dalla Capogruppo Banca Popolare di Lodi, unitamente agli effetti prodotti dal riassetto societario perfezionato lo scorso anno attraverso la costituzione di **Bipielle Retail** e **Bipielle Investimenti**, che hanno focalizzato la loro attività in specifiche aree di business accrescendo l'efficienza e la redditività.

La positiva evoluzione dei processi di integrazione e di coordinamento delle banche aggregate, accompagnato da un'attenta politica di contenimento dei costi, ha contribuito in maniera determinante a migliorare sensibilmente i risultati consolidati che, su base omogenea rispetto al dato pro-formato del 30 settembre 2002, registrano un significativo incremento di tutte le principali voci economiche a partire dal **margine d'interesse**, che si attesta a 659,0 milioni di euro (+4,08%) a dalle **commissioni nette** che salgono a 256,6 milioni di euro (+10,38%).
Nonostante le condizioni di mercato non ancora favorevoli, il **margine da servizi** raggiunge 476,9 milioni di euro (+43,20%) rispetto al 30 settembre 2002, mentre il **margine d'intermediazione** raggiunge 1.135,9 milioni di euro (+17,56%).

La crescita dei margini è accompagnata da un sensibile miglioramento della qualità dei ricavi testimoniato dal **rapporto sofferenze nette e impieghi** in diminuzione di oltre 1 punto percentuale (dal 1,87% del 30 settembre 2002 al 0,75% attuale).
Il **risultato di gestione** mostra ancora una volta una dinamica particolarmente positiva attestandosi a 523,7 milioni di euro (+44,61%), grazie al contenimento dei **costi operativi** che registrano soltanto un incremento dell'1,34%. Ancora più contenuta risulta la crescita delle **spese per il personale** che si mantengono in linea con il dato del 30 settembre 2002 (+0,23%), neutralizzando gli effetti dell'adeguamento contrattuale a livello nazionale.
La crescita dell'efficienza del Gruppo è confermata ancora una volta dal **Cost/Income** che registra un significativo miglioramento, scendendo di quasi 9 punti percentuali, passando dal 62,52% del 30 settembre 2002 all'attuale 53,89%.
L'**utile proveniente da attività ordinaria** risulta più che raddoppiato rispetto allo stesso periodo dello scorso anno, passando da 106,5 milioni di euro agli attuali 233,8 milioni di euro (+119,63%).
Ancora più sensibile è l'incremento dell'**utile netto** che si attesta a **72,0 milioni di euro** contro i 17,5 milioni di euro del 30 settembre 2002 (+311,32%).

DATI ECONOMICI CONSOLIDATI

Importi in milioni di **Euro**			
Dati economici consolidati	**30.09.03**	**30.09.02 PF**	**Variazione**
Margine d'interesse	659,0 Euro	633,2 Euro	+4,08%
Margine da servizi	476,9 Euro	333,0 Euro	+43,20%
Margine di intermediazione	1.135,9 Euro	966,2 Euro	+17,56%
Risultato di gestione	523,7 Euro	362,2 Euro	+44,61%
Utile attività ordinarie	233,8 Euro	106,5 Euro	+119,63%
Utile netto	72,0 Euro	17,5 Euro	+311,32%

A livello patrimoniale il Gruppo Bipielle evidenzia una crescita di tutte le principali voci a partire dalla **raccolta diretta** da clientela che sale a 26.288 milioni di euro con un incremento del 6,77% rispetto al 30 settembre 2002, mentre la **raccolta indiretta** da clientela si attesta a 29.712 milioni di euro con una crescita del 10,11%. Il **risparmio gestito** ammonta a 16.576 milioni di euro e segna un progresso del 12,25%, grazie alla crescita delle gestioni patrimoniali (+22,28%), dei fondi comuni di investimento (+4,93%) e dei prodotti assicurativi (+21,70%). La **massa amministrata** da clientela raggiunge 56.593 milioni di euro (+9,00%).
Tra gli impieghi verso clientela si segnalano i conti correnti (+11,39%) e i mutui (+5,40%). Il totale **crediti per cassa e firma** si attesta a 25.737 milioni di euro registrando una crescita del 2,74%, mantenendo inoltre un livello di rischiosità particolarmente limitato.
Al 30 settembre 2003, il **rapporto sofferenze nette/impieghi** si attesta allo 0,75% contro l'1,87% dello stesso periodo dell'anno precedente.
Il **patrimonio netto** ammonta a 2.526 milioni di euro, contro i 1.737 milioni di euro del 30 settembre 2002 (+45,40%), a seguito dell'**aumento di capitale in opzione ai soci**, che si è concluso a maggio 2003 con un'adesione del 100 %, per un importo complessivo di 791 milioni di euro.

DATI PATRIMONIALI CONSOLIDATI

Importi in milioni di **Euro**			
Dati patrimoniali consolidati	**30.09.03**	**30.09.02 PF**	**Variazione**
Totale attivo	38.414 Euro	38.161 Euro	+0,66%
Raccolta diretta	26.288 Euro	24.621 Euro	+6,77%
Raccolta indiretta	29.712 Euro	26.983 Euro	+10;11%
Risparmio gestito	16.576 Euro	14.767 Euro	+12,25%
Crediti per cassa e firma	25.737 Euro	25.050 Euro	+2,74%
Patrimonio netto	2.526 Euro	1.737Euro	+45.40%

Struttura operativa: verso il traguardo dei 1000 sportelli
Nei primi 9 mesi del 2003 la struttura operativa ha registrato un ulteriore rafforzamento, grazie all'inaugurazione di nuovi sportelli e all'ingresso nel Gruppo Bipielle del Banco di Chiavari e della Riviera Ligure, passando così dalle 727 filiali del 31 dicembre 2002 alle attuali 807, che saliranno a **854** una volta consolidata Banca Caripe S.p.A.. Il numero dei dipendenti è sceso a 7.907 unità contro le 7.960 del 30 giugno 2002. Il numero dei promotori finanziari, in seguito ai nuovi reclutamenti, ha raggiunto quota 733 contro i 727 del 30 giugno 2002.

Bilancio individuale al 30 settembre 2003

BANCA POPOLARE DI LODI

Utile netto pari 113,0 mln. euro (+52,97%)
Utile da attività ordinarie pari 174,0 mln. euro (+64,80%)

- **margine d'interesse** - Euro 352,6 mln. **(+11,30%)**
- **margine da servizi** - Euro 193,7 mln. **(+130,51%)**
- **risultato di gestione** - Euro 290,5 mln. **(+52,93%)**

- **totale attivo** – Euro 22.410 mln. **(+13,91%)**
- **totale impieghi** - Euro 10.466 mln. **(+11,53%)**
- **Cost/Income Ratio 46,83%**

La **Banca Popolare di Lodi** conferma nel terzo trimestre del 2003 un'eccellente crescita operativa e reddituale, contribuendo in modo determinante alla formazione del risultato consolidato. I dati riferiti al 30 settembre 2003 registrano un **utile netto** pari a 113,0 milioni di euro, con un incremento del 52,97% rispetto allo stesso periodo dello scorso anno.

L'ottimo andamento della Capogruppo è riscontrabile dall'analisi di tutte le principali voci del conto economico, con particolare riferimento all'attività ordinaria che ancora una volta si conferma una componente fondamentale per la creazione di profitto.
Il **margine d'interesse** si attesta a 352,6 milioni di euro (+11,30%), mentre le **commissioni nette** raggiungono 86,7 milioni di euro (+17,54%).
Particolarmente significativa risulta anche la crescita del **margine da servizi** che sale a 193,7 milioni di euro (+ 130,51%), così come il **margine di intermediazione** che raggiunge 546,3 milioni di euro (+36,29%).
Il **risultato di gestione** si attesta a 290,5 milioni di euro facendo segnare una crescita del 52,93%.
L'efficienza della Capogruppo è testimoniato dal **Cost/Income Ratio** che scende di quasi sei punti percentuali attestandosi al 46,83% contro il 52,62% del 30 settembre 2002.

L'**utile da attività ordinaria** raggiunge 174,0 milioni di euro, rispetto ai 105,6 milioni di euro dei primi nove mesi del 2002 (+64,80%) portando alla formazione di un'**utile netto** pari a **113,0 milioni** di euro, contro i 73,9 milioni di euro del 30 settembre 2002 (+52,97%).

A livello patrimoniale, il **totale attivo** raggiunge 22,4 miliardi di euro (+13,91%). La **raccolta diretta** da clientela si attesta a 12,4 miliardi di euro con un incremento del 13,57%, mentre la **raccolta indiretta** raggiunge 8,8 miliardi di euro con una crescita dell'11,29%, in relazione anche a una decisa ripresa del **risparmio gestito** che sale a 3,2 miliardi di euro segnando un +28,99%, grazie alla crescita delle gestioni patrimoniali (+5,22%), ai fondi comuni d'investimento (+36,50%) e ai prodotti assicurativi (+140,68%)
Il totale generale della **massa amministrata** raggiunge i 42,5 miliardi di euro (+20,52%).
Il totale **impieghi per cassa e firma** supera il tetto dei 10 miliardi di euro (+11,53%) grazie alla positiva dinamica dei conti correnti (+5,96%), dei finanziamenti (+6,82%), delle operazioni pronto contro termine (+38,84%) e dei mutui (+20,23%).

Lodi, 12 novembre 2003

Principali eventi del Gruppo Bipielle nel 2003

- **Gennaio 2003**

Gruppo Bipielle sale al 51% della Banca Caripe SpA
Il Gruppo Bipielle, già detentore del 30% del capitale della Banca Caripe SpA, ha formalizzato l'accordo per acquisire dalla Fondazione Caripe un'ulteriore partecipazione pari al 21% del capitale sociale. L'operazione consente quindi al Gruppo Bipielle di salire al 51% del capitale sociale dell'istituto abruzzese che si avvale di una rete di 46 filiali distribuite nelle province di Pescara, Chieti, Teramo, L'Aquila ed Ascoli Piceno.

- **Febbraio 2003**

Acquisito il 20% della Cassa di Risparmio di Bolzano
Sottoscritto con la Fondazione Cassa di Risparmio di Bolzano l'accordo finalizzato all'acquisizione da parte del Gruppo Bipielle del 20% del capitale sociale della Cassa di Risparmio di Bolzano, per un investimento complessivo pari a 363 milioni di euro, regolato per il 50% in contanti e per il restante 50% in azioni e obbligazioni del Gruppo Bipielle. L'accordo consente alla Banca Popolare di Lodi di rafforzare ulteriormente la partnership con la Cassa di Risparmio di Bolzano, che già distribuisce i prodotti del Gruppo attraverso la propria rete di vendita composta da 82 filiali.

- **Marzo 2003**

L'Assemblea dei Soci approva un rafforzamento patrimoniale per oltre 2 miliardi di euro
L'Assemblea Straordinaria dei Soci approva un piano di rafforzamento patrimoniale di oltre 2 miliardi di euro per offrire al Gruppo basi solide per continuare a crescere e per consolidare la propria posizione tra i primi 10 poli bancari italiani. L'operazione sarà realizzata attraverso un aumento di capitale riservato in opzione ai soci per un ammontare complessivo di 791 milioni di euro, un aumento di capitale riservato agli investitori istituzionali per un ammontare minimo di oltre 400 milioni di euro e un prestito obbligazionario convertibile da 1 miliardo di euro.

- **Aprile 2003**

Bipielle Retail sale a 91,24% del Banco di Chiavari e della Riviera Ligure
Dopo aver acquisito da Banca Intesa il 69,62% del capitale del Banco di Chiavari e della Riviera Ligure, il Gruppo Bipielle, attraverso la controllata Bipielle Retail, ha lanciato un'Offerta Pubblica di Acquisto sul rimanente 30,38% del capitale sociale dell'istituto ligure. L'operazione ha portato Bipielle Retail a detenere il 91,24% del capitale sociale del Banco di Chiavari.

Aumento di capitale in opzione ai Soci: adesioni pari al 100%
L'aumento di capitale offerto in opzione ai portatori di azioni e obbligazioni Banca Popolare di Lodi ha portato alla sottoscrizione di 90.394.950 azioni, pari al 100% dell'offerta, per un controvalore complessivo di 791 milioni di euro. Il risultato ottenuto assume ancor più significato in quanto è stato realizzato senza alcun consorzio di garanzia, solo attraverso la rete di vendita del Gruppo Bipielle.

Siglato accordo di partnership con la Banca Popolare di Cremona
Il consiglio di amministrazione della Banca Popolare di Lodi e della Banca Popolare di Cremona hanno approvato all'unanimità il protocollo di intesa che sancisce i termini dell'alleanza strategica tra i due istituti avviando il processo di inserimento della BPCR nel Gruppo Bipielle.
L'alleanza strategica tra la Banca Popolare di Cremona e la Banca Popolare di Lodi, grazie alle competenze distintive apportate da ciascun *partner*, porterà alla nascita di uno dei più importanti gruppi bancari della Lombardia. L'accordo sottoscritto con l'istituto cremonese consentirà al Gruppo Bipielle di disporre di una rete commerciale di circa 930 filiali, 300 delle quali concentrate in Lombardia.

- **Settembre 2003**

Approvato il piano che porterà alla nascita di Reti Bancarie Holding S.p.A.
Il Consiglio di Amministrazione della Banca Popolare di Lodi e, per i rispettivi ambiti di competenza, i Consigli d'amministrazione di Bipielle Investimenti e del Banco di Chiavari e della Riviera Ligure hanno approvato un riassetto societario diretto ad accrescere ulteriormente l'efficienza, la competitività e la redditività del Gruppo. Il nuovo piano rappresenta una naturale e coerente evoluzione della riorganizzazione che ha portato nel 2002 alla costituzione di *Bipielle Retail* e *Bipielle Investimenti*.
Il progetto di ristrutturazione, tramite una serie di operazioni di concentrazione e di riorganizzazione, porterà alla nascita di una nuova realtà quotata, che assumerà la denominazione di Reti Bancarie Holding S.p.A. (già Banco di Chiavari e della Riviera Ligure).

Assemblea dei Soci: via libera all'aumento di capitale per l'Opas sulla Banca Popolare di Cremona
L'Assemblea Straordinaria e Ordinaria della Banca Popolare di Lodi ha approvato il progetto di fusione per incorporazione delle controllate Banca Bipielle Adriatico S.p.A., Banca Popolare del Trentino S.p.A. e Bipielle Partecipazioni S.p.A. nella Banca Popolare di Lodi. L'Assemblea ha inoltre approvato la proposta di aumento di capitale a servizio dell'Opas sul 100% delle azioni della Banca Popolare di Cremona, per un importo nominale massimo di Euro 65.663.061 mediante emissione di massime n. 21.887.687 azioni Banca Popolare di Lodi, a fronte del conferimento di massime n. 11.167.187 azioni Banca Popolare di Cremona, rappresentanti il 33,25% del capitale sociale della stessa (il pagamento per il restante 67,75% del capitale della Banca Popolare di Cremona sarà regolato per il 33,5% in contanti e per il 33,25% in obbligazioni).